FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of October 2004
                        Commission File Number: 333-13878

                               CANWEST MEDIA INC.
                 (Translation of Registrant's name into English)

                            3100 CanWest Global Place
                               201 Portage Avenue
                               Winnipeg, Manitoba,
                                 Canada R3B 3L7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F   X                       Form 40-F
                     ------                              ------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

            Yes                                 No    X
                ------                              ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

CanWest announces exchange offer for Hollinger Participation Trust Notes

    WINNIPEG, Oct. 7 /CNW/ - CanWest Media Inc. ("CanWest"), a wholly-owned subsidiary of CanWest Global Communications Corp. today announced that an affiliate of CanWest has commenced an offer to exchange a new series of 8% Senior Subordinated Notes due 2014 (the "New Notes") for any and all of the outstanding 12 1/8% Senior Notes due 2010 (the "Trust Notes") issued by Hollinger Participation Trust (the "Trust"). The New Notes will, following settlement of the exchange offer and related transactions, be obligations of CanWest, ranking equally in right of payment with CanWest's existing and future senior subordinated unsecured debt.

    The exchange offer will expire at 5:00 p.m., New York City time, on November 15, 2004 (subject to extension). Tenders of Trust Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on November 5,2004 (subject to extension). The exchange offer will be settled on the third business day following the expiration date or as soon as practicable thereafter.

    In the exchange offer, holders of Trust Notes are being offered US$1,200 principal amount of New Notes for each US$1,000 principal amount of Trust Notes validly tendered and accepted for exchange. US$30 principal amount of the New Notes offered for each US$1,000 principal amount of Trust Notes exchanged constitutes an early tender payment that will only be paid with respect to Trust Notes validly tendered prior to October 29, 2004 (subject to extension). No additional payment will be made in respect of any accrued and unpaid interest on the Trust Notes accepted for exchange.

    Holders of Trust Notes that tender in the exchange offer will be required to grant consents and instructions authorizing certain amendments to the trust agreement governing the Trust Notes and to the indenture governing the Fixed Rate Subordinated Debentures due 2010 of 3815668 Canada Inc. (in which the Trust holds a participation interest). As a result of these instructions and consents, it is anticipated that immediately following the completion of the exchange offer, if successful, the Trust will be wound up and liquidated and holders of Trust Notes that have not been tendered and accepted in the exchange offer will receive a final cash distribution from the Trust equal to the par value of their Trust Notes plus accrued interest.

    In addition, concurrently with the exchange offer, CanWest intends to offer additional New Notes in a placement for cash pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "U.S. Securities Act"). CanWest intends to enter into a purchase agreement for the cash offering shortly following the deadline for withdrawal of tenders in the exchange offer and to settle the cash offering on the same day as the exchange offer.

    Consummation of the exchange offer is subject to a number of conditions, including the receipt of valid and unrevoked tenders and consents representing more than 66 2/3% in aggregate outstanding principal amount of the Trust Notes. In addition, the successful completion of the cash offering and obtaining all necessary waivers and/or consents under existing credit facilities to permit the issuance of the New Notes are conditions to settlement of the exchange offer.

    The offering of the New Notes in the exchange offer is only made, and copies of the exchange offer documents will only be made available to, holders of Trust Notes that have certified certain matters including their status as "qualified institutional buyers" or non "U.S. persons", as such terms are defined in accordance with Rule 144A and Regulation S under the U.S. Securities Act, and, if resident in Canada, as to certain matters confirming their eligibility to acquire New Notes in accordance with an exemption from the registration and prospectus requirements of applicable Canadian provincial or territorial securities laws. Copies of the certification and the offering documents can be obtained from the information agent, Global Bondholder Services Corporation, at 866-470-3900 or 212-430-3774.

    The New Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The New Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Therefore, any transfer or resale of the New Notes in Canada, or to, from or for the account of any person resident in Canada, will be subject to restrictions under applicable Canadian provincial or territorial securities laws.

    This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The exchange offer is being made only pursuant to an offering memorandum and consent solicitation statement and a related letter of transmittal and consent, and only to such persons and in such jurisdictions as is permitted under applicable law.

    CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, and the Republic of Ireland.

For further information: please contact: Geoffrey Elliot, Vice President, Corporate Affairs, Tel: (204) 956-2025, Fax: (204) 947-9841, gelliot@canwest.com or John Maguire, Chief Financial Officer, Tel: (204) 956-2025, Fax: (204) 947-9841, jmaguire@canwest.com

                                 SIGNATURE PAGE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CANWEST MEDIA INC.



Date: October 7, 2004                             By:  /s/ John E. Maguire
                                                       -------------------
                                                        John E. Maguire
                                                        Chief Financial Officer